Exhibit 99.1

Vipshop Appoints New Chief Financial Officer

GUANGZHOU, China, October 19, 2020 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced that it has appointed Mr. David Cui as its new Chief Financial Officer to succeed the current Chief Financial Officer Mr. Donghao Yang, who will leave the position in the near future and serve the Company in his new capacity as a Non-Executive Director. Mr.Cui has joined the Company to prepare for the transition into his new role.

“David brings with him extensive experience in public company accounting, internal control and financial management. We look forward to working with David to elevate the Company to the next level. ” said Mr. Eric Shen, chairman and CEO of Vipshop.

“Meanwhile, we greatly appreciate the significant contributions that Donghao has made to the Company’s growth and transformation in the past nine years. We believe the Company will continue to benefit from Donghao’s insights and experience as a Director of our Board,” Mr. Shen added.

Before joining Vipshop, Mr. Cui was the Chief Financial Officer of Huami Corp. (NYSE: HMI) from August 2017 to September 2020. From August 2015 to April 2017, Mr. Cui was the Chief Financial Officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the Chief Financial Officer of iKang Healthcare Group, Inc., a company listed on the Nasdaq Stock Exchange. He was an audit senior manager of Deloitte Touche Tohmutsu, China from April 2007 to April 2011. Prior to that, Mr. Cui served multiple roles in public accounting and financial reporting in the United States and Canada. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a licensed CPA in the United States and Canada.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Jessie Fan

+86 (20) 2233-0732

IR@vipshop.com

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